Writer’s Direct Dial (561) 237-1536
Writer’s Direct Fax (561) 362-6116
May 11, 2009
Tabatha Akins, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Liberator Medical Holdings, Inc. (“Liberator”) Item 4.02, Form 8-K Filed April 24, 2009 File No. 000-05663
Dear Ms. Akins:
     Liberator is in receipt of your letter dated April 28, 2009.
     Liberator respectfully requests an extension to May 14, 2009, to respond to the Staff’s comments.

Very truly yours,
/s/ Jonathan L. Shepard
Jonathan L. Shepard
Attorney for Liberator Medical Holdings, Inc.

JLS/bjp